FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Annual Financial Report

3 March 2020 11:00 GMT

Annual Financial Report

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2019 (the Annual Report).

A copy of the Annual Report will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

The Annual Report is also available on the Company's website at: www.astrazeneca.com/annualreport2019.

The Annual Report will be dispatched to shareholders in due course.

The Company's Annual General Meeting (AGM) will take place on 29 April 2020 in London, UK and the Notice of AGM and Shareholders' Circular will be published and distributed to shareholders in due course.

EXPLANATORY NOTE AND WARNING

Solely for the purposes of complying with Disclosure and Transparency Rule (DTR) 6.3.5R and the requirements it imposes on issuers as to how to make public annual financial reports, we set out below:

-     in Appendix A, the principal risks and uncertainties facing the Company;
-     in Appendix B, the Directors' responsibility statement made in respect of the Financial Statements and Directors' Report contained in the Annual Report; and
-     in Appendix C, a statement regarding related party transactions.

The appendices have been extracted from the Annual Report in unedited full text. This information should be read in conjunction with the Company's fourth quarter and full year results 2019 announcement, issued on 14 February 2020, which contained a condensed set of financial statements and an Operating and financial review,  and which can be found at www.astrazeneca.com/investor-relations/results-and-presentations.html. Together, these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service.

Page numbers and section cross-references in the appendices refer to pages and sections in the Annual Report. Defined terms used in the appendices refer to terms as defined in the Annual Report.

This material is not a substitute for reading the full Annual Report.

APPENDIX A

The Board has carried out a robust assessment of the Principal and Emerging risks facing the Group. The table overleaf provides insight into the ongoing Principal Risks, outlining why effective management of these risks is important and relevant to the business, how we are managing them and which risks are rising, falling or have remained static during the past 12 months. The procedures in place to identify emerging risks are explained below.

Managing risk
Our approach to risk management is designed to encourage clear decision making on which risks we take and how we manage these risks. Fundamental to this process is a sound understanding of every risk's potential strategic, commercial, financial, compliance, legal and reputational implications.

We work to ensure that we have effective risk management processes in place to support the delivery of our strategic priorities. This enables us to meet the expectations of our stakeholders and upholds our Values. The Board believes that existing processes provide it with adequate information on the risks and uncertainties we face. Further information on our key risk management and assurance processes can be found in Risk from pages 246 to 257, which also includes a description of circumstances under which Principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk category and Principal Risks	Context/potential impact	Management actions
Product pipeline and intellectual property
Failure or delay in delivery of pipeline or launch of new products
The development of any pharmaceutical product candidate is a complex, risky and lengthy process involving significant financial, R&D and other resources. A project may fail or be delayed at any stage of the process due to a number of factors, which could reduce our long-term growth, revenue and profit.
> Prioritise and accelerate our pipeline > Strengthen pipeline through acquisitions, licensing and collaborations > Focus on innovative science in three main therapy areas
Failure to meet regulatory or ethical requirements for drug development or approval
Our pharmaceutical products and commercialisation processes are subject to extensive regulation. Delays in regulatory reviews and approvals impact patients and market access, and can materially affect our business or financial results.

> Quality management systems incorporating monitoring, training and assurance activities
> Collaborating with regulatory bodies and advocacy groups to monitor and respond to changes in the regulatory environment, including revised process, timelines and guidance

Failure to obtain, defend and enforce effective IP protection or IP challenges by third parties
Discovering and developing medicines requires a significant investment of resources. For this to be a viable investment, new medicines must be safeguarded from being copied for a reasonable amount of time. If we are not successful in obtaining, maintaining, defending or enforcing our IP rights, and face competition from generic or biosimilar products, our revenues could be materially adversely affected.

Third parties may allege infringement of their IP, and may seek injunctions and/or damages, which, if ultimately awarded, could adversely impact our commercial and financial performance.
> Active management of IP rights and IP litigation
Commercialisation
Pricing, affordability, access and competitive pressures
Operating in more than 100 countries, we are subject to political, socioeconomic and financial factors, both globally and in individual countries. There can be additional pressure from governments and other healthcare payers on medicine prices and sales in response to recessionary pressures, which may lead to a reduction in our revenue, profits and cash flow.
> Focus on sales platforms > Demonstrating value of medicines/health economics > Global footprint > Diversified portfolio
Failure or delays in the quality or execution of commercial strategies	If commercialisation of a product does not succeed as anticipated, or its rate of sales growth is slower than anticipated, there is a risk that we may not be able to fully recoup related launch costs.	> Focus on sales platforms > Accelerate and risk share through business development and strategic collaborations and alliances
Supply chain and business execution
Failure to maintain supply of compliant, quality products	Delays or interruptions in supply can lead to recalls, product shortages, regulatory action, reputational harm and lost sales revenue.
> Establishment of new manufacturing facilities, creating capacity and technical capability to support new product launches
> Contingency plans including dual sourcing, multiple suppliers, and close monitoring and maintenance of stock levels
> Business continuity and resilience initiatives, disaster and data recovery and emergency response plans
> Quality management systems

Failure in information technology, data protection or cybercrime
Significant disruption to our IT systems, cybersecurity incidents including breaches of data security, or data privacy failure, could harm our reputation and materially affect our financial condition or results of operations. This could lead to regulatory penalties or non-compliance with laws and regulations.

> Cybersecurity framework and dashboard
> Privacy office oversees compliance with data privacy legislation
> Disaster and data recovery plans
> Strategies to secure critical systems and processes
> Regular cybersecurity and privacy training for employees

Failure to attract, develop, engage and retain a diverse, talented and capable workforce
Failure to attract and retain highly skilled personnel may weaken our succession plans for critical positions in the medium term. Employee uncertainty as a result of, for example, Brexit or organisational change may result in a lower level of employee engagement which could impact productivity and turnover. Both could adversely affect the achievement of our strategic objectives.
> Targeted recruitment and retention strategies deployed > Identification and active support of staff potentially impacted by Brexit > Development of our employees > Evolve our culture
Legal, regulatory and compliance
Safety and efficacy of marketed products is questioned
Patient safety is very important to us and we strive to minimise the risks and maximise the benefits of our medicines. Failure to do this could adversely impact our reputation, our business and the results of operations, and could lead to product liability claims.

> Robust processes and systems in place to manage patient safety and efficacy trends as well as externally reported risks through regulatory agencies and other parties. This includes a comprehensive pharmacovigilance programme supplemented by close monitoring and review of adverse events

Adverse outcome of litigation and/or governmental investigations
Investigations or legal proceedings could be costly, divert management attention and/or damage our reputation and demand for our products.

Unfavourable resolutions could subject us to criminal liability, fines, penalties or other monetary or non-monetary remedies, adversely affecting our financial results.
> Combined internal and external counsel management
Failure to meet regulatory and ethical expectations on commercial practices and scientific exchanges
Any failure to comply with applicable laws, rules and regulations, including bribery and corruption legislation, may result in civil and/or criminal legal proceedings and/or regulatory sanctions, fines or penalties, impacting financial results.
> Strong ethical and compliance culture > Established compliance framework including annual Code of Ethics training for all employees > Focus on due diligence and oversight of third-party engagements
Economic and financial
Failure to achieve strategic plans or meet targets or expectations
Failure to implement successfully our business strategy may frustrate the achievement of our financial or other targets or expectations. This failure could, in turn, damage our reputation and materially affect our business, financial position or results of operations.

> Focus on sales platforms and innovative science in three main therapy areas
> Strengthen pipeline through acquisitions, licensing and collaborations
> Appropriate capital structure and balance sheet
> Portfolio-driven decision making process governed by senior executive-led committees

APPENDIX B

This statement relates to and is extracted from the Annual Report. It is repeated here solely for the purpose of complying with DTR 6.3.5. It is not connected to the information presented in this announcement or in the Company's fourth quarter and full year results 2019 announcement that was published on 14 February 2020.

The Directors confirm that to the best of our knowledge:

 > the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole

> the Directors' Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on
14 February 2020
Pascal Soriot
Director

APPENDIX C

Related party transactions

The Group had no material related party transactions which might reasonably be expected to influence decisions made by the users of these Financial Statements.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 March 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary